FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of June, 2003

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Etsuo Kobayashi
                                                ------------------------------
                                                Etsuo Kobayashi
                                                Senior Vice President
                                                General Manager of
                                                 Personnel Division

June 9, 2003


--------------------------------------------------------------------------------

                                                                   -June 5, 2003

            NOTICE OF 103RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

DEAR SHAREHOLDER,

Ricoh Company, Ltd. will hold its 103rd ordinary general meeting of shareholders, which we cordially invite you to attend.

If you cannot be there, you can exercise your voting right in writing or through the Internet (at http://www.web54.net). In that case, please peruse the attached documents and exercise your right by Wednesday, June 25, 2003.

  1. Date and time of                  Thursday, June 26, 2003, from 10:00 a.m.
  gathering:
  2. Venue:                            Ricoh's registered head office: 3-6,
                                       Nakamagome 1-chome, Ohta-ku, Tokyo
  3. Meeting agenda:
     . Reporting                       The Balance Sheets as of March 31, 2003,
                                       The Statements of Income for fiscal 2003
                                       (April 1, 2002, through March 31, 2003),
                                       and the Business Report for that period
     . Resolutions
        Agenda 1:                      Approval of the proposed appropriation of
                                       retained earnings for fiscal 2003
        Agenda 2:                      Acquisition of treasury stock
                                       An outline of this proposal is on page
                                       18, Documents for Reference in Exercising
                                       Voting Rights
        Agenda 3:                      Partial change to Articles of
                                       Incorporation
                                       An outline of this proposal is on pages
                                       18 through 19, Documents for Reference in
                                       Exercising Voting Rights
        Agenda 4:                      Election of three (3) directors
        Agenda 5:                      Election of two (2) Corporate Auditors

Request: When attending the meeting, please fill out and submit to reception the appended voting form.

                                                    Masamitsu Sakurai, President
                                                             Ricoh Company, Ltd.
                                         3-6, Nakamagome 1-chome, Ohta-ku, Tokyo

                                 BUSINESS REPORT
                       (April 1, 2002, to March 31, 2003)

1. OPERATING CONDITIONS

(1) OPERATING PROGRESS AND RESULTS

(A) OVERVIEW
Fiscal 2003, ended March 31, 2003, was yet another very difficult year. It was still impossible to see signs of a Japanese economic turnaround amid concerns about prospects for the United States and other economies around the world and stagnant share prices. While the American economy remained strong in the first half of the year, the picture became cloudy in the second half amid slowing personal consumption and deteriorating business conditions. European economies were generally slow. In contrast, the Chinese economy continued to expand solidly on growing domestic demand and higher exports.

Against this backdrop, the Ricoh Group pursued its vision of being a winner in the 21st century. Under that banner, we aim to continue to provide high reliability and build new value so that we can contribute to productivity improvement and knowledge creation for individuals working anytime, anywhere, providing high reliability and new value creation. Our proactive approach covers not only products and services for traditional office setups but also customers working at any time and place in a broadband environment.

Our three-year 14th medium-term management plan, which ends in March 2005, has five basic objectives:
i.   Realize a vital and motivated culture
ii. Strengthen technologies to become the world's No. 1 product-engineering company
iii. Build a customer-friendly and environmentally friendly company
iv. Strengthen each business unit and revolutionize the Group business structures
v.   Strengthen management constitution for competitive advantage

We are meeting the challenges of digital networking in our core competence of office equipment. We have accordingly endeavored since our 13th medium-term management plan to not only manufacture such equipment as copiers and printers but also overhaul our operational structure to help our customers improve or enhance productivity through our offerings.

In the years ahead, demand should continue to rise for productivity enhancement. At the same time, further advances in digital networking will generate greater reliance on color-based documents and expand the amount of information, making it increasingly critical for customers to more efficiently manage their Total Document Volume (TDV) from copiers and printers.

Our 14th medium-term management plan thus focuses on building TDV (which includes increasing added value per page) and thereby broadening our revenues and earnings base. Our basic strategy has three goals:
i.   Replacing monochrome products with color models
Provide a full lineup of compact color machines at prices comparable to those of monochrome models, thus securing new markets by meeting new demand for color.
ii.  Expanding sales of high-speed models
     Attract more customers through fast machines providing competitive advantages in terms of purchase price, maintenance charges, and reliability.
iii. Deploying printing solutions
     Suggest ways for customers to optimize the total output costs of their copiers and printers, thus expanding equipment sales and building total document volume.

Following are Ricoh's major basic strategic achievements in fiscal 2003.

In terms of replacing monochrome products with color models, the Company continued to win top marks in Japan and abroad for its IPSiO Color 8000 series (Aficio AP 3800C overseas) of fast color laser printers, which deliver color performance at monochrome speed and price. During the term, we released the Imagio Neo C240/C320 series of multifunctional printers (MFPs) for regular offices, which helped expand our share of the domestic color copier market. We also started selling this series overseas as the Aficio 1224C/1232C.

In high-speed models, the Imagio MF105Pro (Aficio 1050 overseas) digital copier was very well received domestically and abroad for its affordable pricing and maintenance fees and reliability. This machine attracted more customers seeking high-volume copying and output.

We continued to make progress in printing solutions. In the European and U.S. markets in particular, we drew on a global service and support structure that optimizes total printing costs for copiers and printers to steadily increase the number of major accounts worldwide.

During the term, we established Ricoh China Co., Ltd., as a holding company to broaden our operations in the highly promising Chinese market. Ricoh has already achieved impressive results to date in China, and the new subsidiary is strategically expanding our business by integrating sales, production, and development.

Ricoh is striving to bolster its technological capabilities to become the world's No. 1 product-engineering company, providing the most competitive products and services. Specific focuses include technologies to develop next-generation, high-speed color imaging equipment and designing and developing hardware and software that allow users to freely and simply connect and operate various office machines. We are also pursuing the creation of environmentally friendly offerings. In the year under review, we set up four research centers within the Research and Development Division to support the development of basic technologies, including one specializing in photonics and another concentrating on environmental technologies. We also established operations within the Software Research and Development Division.

During the term, we decided to make Tohoku Ricoh Co., Ltd., a wholly owned subsidiary. This was in line with our goal of reinforcing Group development and design capabilities to ensure an integrated strategic approach while delivering cost-competitive offerings.

   In fiscal 2003, nonconsolidated domestic sales were down 6.5%, while exports rose 8.4%. As a result, net sales dropped 0.6%, to Yen 855.0 billion. Operating income rose 2.8%, to Yen 71.8 billion, while ordinary income increased 1.8%, to Yen 68.8 billion, on the strength of cost reductions and a shift to high-value-added products. Net income improved 7.0%, to a record Yen 42.8 billion.

   (B) SEGMENT PERFORMANCE

   SALES BY CATEGORY

-----------------------------------------------------------------------------------------------------------------------------------
               Category                              Main Products                         Sales         Percentage     Change
                                                                                     (Billions of yen)    of Total
-----------------------------------------------------------------------------------------------------------------------------------
      Imaging Solutions               Digital PPCs, color PPCs, digital                       474.9          55.5%        -8.5%
                                      duplicators, Facsimile machines, analog
                                      PPCs, diazo copiers, supplies and services,
                                      and thermal paper
      -----------------------------------------------------------------------------------------------------------------------------
      Network Input/Output Systems    Multifunctional printers (MFPs), printers               237.7          27.8%        26.0%
                                      and other equipment, supplies, service, and
                                      software, and optical discs and systems and
                                      scanners

      -----------------------------------------------------------------------------------------------------------------------------
      Network System Solutions        Personal computers, servers, network                     89.6          10.5%       -10.6%
                                      systems, networking software, applications
                                      software, and services and support
      -----------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                                     -                                  802.3          93.8%        -0.7%
-----------------------------------------------------------------------------------------------------------------------------------
Other Businesses                      Including photographic equipment and                     52.7           6.2%         1.1%
                                      semiconductors
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                      -                                  855.0         100.0%        -0.6%
===================================================================================================================================
Domestic                                                   -                                  484.1          56.6%        -6.5%
-----------------------------------------------------------------------------------------------------------------------------------
Exports                                                    -                                  370.8          43.4%         8.4%
-----------------------------------------------------------------------------------------------------------------------------------

Note: Until fiscal 2002, the Company maintained four categories, which were Copiers and Related Supplies, Communications and Information Systems, Photographic Equipment, and Other Businesses. The above categories came into effect from fiscal 2003. Accordingly, the Company has calculated year on year changes on the basis of the new categories.

   OFFICE EQUIPMENT
   To support customers more efficiently manage their TDV, the Ricoh Group offers solution proposals for these customers to optimize their total printing costs. To realize this business target, Ricoh is pushing ahead with digitization, networking, colorization, and multifunctionality. As a result of these efforts, sales of imaging solutions, which focus on standalone equipment, were down 8.5% from a year earlier, to Yen 474.9 billion. In contrast, sales of network input/output solutions rose 26.0%, to Yen 237.7 billion, reflecting the popularity of MFPs and laser printers. Sales of network system solutions declined 10.6%, to Yen 89.6 billion. This was mainly because sales of personal computers and servers continued to decline in Japan, reflecting sluggish information technology spending.

   OTHER BUSINESSES
   Here, sales were up 1.1%, to Yen 52.7 billion, on solid demand for the Company's semiconductors overseas.

   (2) PLANT AND EQUIPMENT INVESTMENT
        In fiscal 2003, we invested Yen 18.3 billion in plant and equipment, as follows:
        (a) Major equipment and facilities expansions completed during the year:
             Electronic components plant (Yashiro Plant)
             Related supplies plant (Numazu Plant)
             Related supplies plant (Fukui Plant)

        (b) Major expansions in progress during the year:
             Electronic components plant (Yashiro Plant)
             Related supplies plant (Numazu Plant)
             Related supplies plant (Fukui Plant)

   (3) FUNDING
        During the year, Ricoh neither raised capitalization nor procured finance through the issue of corporate bonds or other instruments.

(4) SUMMARY OF NONCONSOLIDATED OPERATING RESULTS

                                                                                                                 (Billions of yen)
       ---------------------------------------------------------------------------------------------------------------------------
                                    Year ended March 31,     Year ended March 31,    Year ended March 31,    Year ended March 31,
                                            2000                     2001                    2002                    2003
       ---------------------------------------------------------------------------------------------------------------------------
        Net sales                             777.5                   855.4                   860.1                   855.0
       ---------------------------------------------------------------------------------------------------------------------------
        Ordinary income                        50.1                    65.9                    67.6                    68.8
       ---------------------------------------------------------------------------------------------------------------------------
        Net income                             22.6                    34.4                    40.0                    42.8
       ---------------------------------------------------------------------------------------------------------------------------
        Net income per share (yen)            32.69                   49.67                   57.42                   58.75
       ---------------------------------------------------------------------------------------------------------------------------
        Total assets                          763.0                   824.1                   908.0                   933.3
       ---------------------------------------------------------------------------------------------------------------------------
        Shareholders' equity                  457.9                   489.1                   553.6                   596.6
       ---------------------------------------------------------------------------------------------------------------------------

       Notes:

       1. Net income per share is based on the average number of shares of common stock outstanding during the fiscal year.
       2. From fiscal 2002, net income per share was calculated after deducting the number of shares of treasury stock from the average number of shares of common stock outstanding.
       3. From fiscal 2003, the Company applied Accounting Standards for Net Income per Share (Corporate Accounting Standard No. 2) and Policies Applied to Accounting Standards Related to Net Income per Share (Corporate Accounting Standard Application Policy No. 4) in calculating net income per share.

2.  PROFILE (AS OF MARCH 31, 2003)

(1) PRINCIPAL SALES OFFICES AND PLANTS

(a) Head office: 3-6, Nakamagome 1-chome, Ohta-ku, Tokyo
(b) Sales Offices:

       -------------------------------------------------------------------------------------------------------------------
                               Name                                            Location
       -------------------------------------------------------------------------------------------------------------------
        Principal Executive Office                                  Minato-ku, Tokyo
       -------------------------------------------------------------------------------------------------------------------
        Ginza Office                                                Chuo-ku, Tokyo
       -------------------------------------------------------------------------------------------------------------------
        Shinyokohama Office                                         Yokohama, Kanagawa
       -------------------------------------------------------------------------------------------------------------------
        Sapporo Branch                                              Sapporo, Hokkaido
       -------------------------------------------------------------------------------------------------------------------
        Sendai Branch                                               Sendai, Miyagi
       -------------------------------------------------------------------------------------------------------------------
        Kanto Branch                                                Saitama, Saitama
       -------------------------------------------------------------------------------------------------------------------
        Tokyo Branch                                                Chuo-ku, Tokyo
       -------------------------------------------------------------------------------------------------------------------
        Nagoya Branch                                               Nagoya, Aichi
       -------------------------------------------------------------------------------------------------------------------
        Osaka Branch                                                Suita, Osaka
       -------------------------------------------------------------------------------------------------------------------
        Hiroshima Branch                                            Hiroshima, Hiroshima
       -------------------------------------------------------------------------------------------------------------------
        Fukuoka Branch                                              Fukuoka, Fukuoka
      --------------------------------------------------------------------------------------------------------------------

(c) Laboratories and Plants:

      --------------------------------------------------------------------------------------------------------------------
                                Name                                              Location
      --------------------------------------------------------------------------------------------------------------------
        Research and Development Center                             Yokohama, Kanagawa
      --------------------------------------------------------------------------------------------------------------------
        Software Research Center                                    Bunkyo-ku, Tokyo
      --------------------------------------------------------------------------------------------------------------------
        Applied Electronics Institute                               Natori, Miyagi
      --------------------------------------------------------------------------------------------------------------------
        Ohmori Office                                               Ohta-ku, Tokyo
      --------------------------------------------------------------------------------------------------------------------
        Ohmori Office 2                                             Ohta-ku, Tokyo
      --------------------------------------------------------------------------------------------------------------------
        Atsugi Plant                                                Atsugi, Kanagawa
      --------------------------------------------------------------------------------------------------------------------
        Hatano Plant                                                Hatano, Kanagawa
      --------------------------------------------------------------------------------------------------------------------
        Gotemba Plant                                               Gotemba, Shizuoka
      --------------------------------------------------------------------------------------------------------------------
        Numazu Plant                                                Numazu, Shizuoka
      --------------------------------------------------------------------------------------------------------------------
        Fukui Plant                                                 Sakai-gun, Fukui
      --------------------------------------------------------------------------------------------------------------------
        Ikeda Plant                                                 Ikeda, Osaka
      --------------------------------------------------------------------------------------------------------------------
        Yashiro Plant                                               Kato-gun, Hyogo
      --------------------------------------------------------------------------------------------------------------------

(2) SHAREHOLDERS' EQUITY

(a) Total number of shares:
           Authorized                       993,000,000
           Issued                           744,912,078

(b) Number of shareholders at year-end: 45,620

(c) Major shareholders:

      ------------------------------------------------------------------------------------------------------------------------------
                                                             Interest in Ricoh                 Ricoh's Interest in Shareholder
                                                  ----------------------------------------------------------------------------------
                          Name                       Thousands of shares     Percentage of    Thousands of    Percentage of
                                                                                 total           shares           total
      ------------------------------------------------------------------------------------------------------------------------------
       Japan Trustee Services Bank, Ltd. (Trust           73,075              9.92%                    -                 -
        Account)
      ------------------------------------------------------------------------------------------------------------------------------
       Mster Trust Bank of Japan, Ltd. (Trust             65,178              8.85%                    -                 -
        Account)
      ------------------------------------------------------------------------------------------------------------------------------
       Nippon Life Insurance Company                      31,692              4.30%                    -                 -
      ------------------------------------------------------------------------------------------------------------------------------
       UFJ Bank, Ltd.                                     24,400              3.31%                    -                 -
      ------------------------------------------------------------------------------------------------------------------------------
       The Bank of Tokyo-Mitsubishi, Ltd.                 21,545              2.92%                    -                 -
      ------------------------------------------------------------------------------------------------------------------------------
       NIPONKOA Insurance Co., Ltd.                       19,015              2.58%                   55              0.01%
      ---------------------------------------------------------------------------------------------------------------------------
       UFJ Trust Bank , Ltd. (Trust Account)              16,890              2.29%                    -                 -
      ---------------------------------------------------------------------------------------------------------------------------
       The New Technology                                 15,636              2.12%                    -                 -
       Development Foundation
      ---------------------------------------------------------------------------------------------------------------------------
       Mizuho Corporate Bank, Ltd.                        14,278              1.93%                    -                 -
      ---------------------------------------------------------------------------------------------------------------------------
       THE CHASE MANHATTAN BANK N.A. LONDONS.L.           11,666              1.58%                    -                 -
        OMNIBUS ACCOUNT
      ---------------------------------------------------------------------------------------------------------------------------

      Note: In addition to the above, stakes in the Company include 1,000,000 shares (0.13%) that NIPPONKOA Insurance Co., Ltd., owns and has entrusted with the Master Trust Bank of Japan, Ltd. The Master Trust Bank of Japan, Ltd., is the nominal owner, but NIPPONKOA Insurance Co., Ltd., reserves the right to instruct on exercising voting rights on these shares.

(d) Acquisition, disposal, and ownership of shares of treasury stock:

1) Treasury stock acquired
   Acquisitions based on resolution under Article 210-1 of the Commercial Code
   Number of shares of common stock                                                 8,000,000  shares
   Acquisition cost                                                                Yen 15,038 million
   Acquisitions through purchases of share packages less than one unit
   (tan-gen)
   Number of shares of common stock                                                 1,111,925  shares
   Acquisition cost                                                                Yen  2,242 million
2) Treasury stock disposed of
   Number of treasury shares of common stock                                        7,000,000  shares
3) Number of treasury stocks at year-end
   Number of treasury shares of common stock                                        2,303,443  shares

(3) EMPLOYEES

       -----------------------------------------------------------------------------------------------------------------------------
                                  Number of Employees       Change from Previous     Average Age        Average Years of
                                                                   Year                                     Service
       -----------------------------------------------------------------------------------------------------------------------------
        Male                      10,429                    -66                          41.7               19.0
       -----------------------------------------------------------------------------------------------------------------------------
        Female                     1,656                    -10                          33.6               12.9
       -----------------------------------------------------------------------------------------------------------------------------
        Total                     12,085                    -76                          40.6               18.1
       -----------------------------------------------------------------------------------------------------------------------------

(4) DIRECTORS AND CORPORATE AUDITORS

     ------------------------------------------------------------------------------------------------------------------------------
                                         Position or Principal Duty                                                 Name
     ------------------------------------------------------------------------------------------------------------------------------
     Chairman and Representative Director                                                               Hiroshi Hamada
     ------------------------------------------------------------------------------------------------------------------------------
     President and Representative Director                                                              Masamitsu Sakurai
     ------------------------------------------------------------------------------------------------------------------------------
     Deputy President and Representative Director                                                       Haruo Kamimoto
            (SCM Structural Reform, CS & Quality, Environment, Social
            Contribution, Public Relations, etc.)
     ------------------------------------------------------------------------------------------------------------------------------
     Deputy President and Representative Director                                                       Tatsuo Hirakawa
            (Corporate Planning, IR, Accounting, Personnel, etc.)
     ------------------------------------------------------------------------------------------------------------------------------
     Executive Managing Director                                                                        Naoto Shibata
            (Legal Affairs, Intellectual Property, Corporate Social Responsibilities)
     ------------------------------------------------------------------------------------------------------------------------------
     Executive Managing Director                                                                        Kohichi Endo
            (Production, Materials Procurement, and Information Technology Solutions; General
            Manager of Production Business Division)
     ------------------------------------------------------------------------------------------------------------------------------
     Executive Managing Director                                                                        Masami Takeiri
            (Overseas Marketing; General Manager of International Marketing
            Group)
     ------------------------------------------------------------------------------------------------------------------------------
     Executive Managing Director                                                                        Masayuki Matsumoto
            (Domestic marketing and Ricoh Venture Program; General Manager of Marketing Group)
     ------------------------------------------------------------------------------------------------------------------------------
     Managing Director                                                                                  Makoto Hashimoto
            (Planning, Development, and Engineering of Personal Multimedia
            System; President of Personal Multimedia Company)
     ------------------------------------------------------------------------------------------------------------------------------
     Managing Director                                                                                  Katsumi  Yoshida
            (Sales in the Americas)
     ------------------------------------------------------------------------------------------------------------------------------
     Managing Director                                                                                  Kiyoshi Sakai
            (Research and Development; General Manager of Research and Development; Head of
            Group Technology Planning Office; Head of New Business Promotion Center; Leader
            of Alpha Taskforce)
     ------------------------------------------------------------------------------------------------------------------------------
     Director                                                                                           Josei Itoh
            (Comprehensive Business Administration)
            (Chairman and Representative Director of Nippon Life Insurance
            Company)
     ------------------------------------------------------------------------------------------------------------------------------
     Director                                                                                           Nobuo Mii
            (Information Communication Business and Technological Matters)
            (Managing Partner of Ignite Group)
     ------------------------------------------------------------------------------------------------------------------------------
     Corporate Auditor (Full-time)                                                                      Hisaaki Koga
     ------------------------------------------------------------------------------------------------------------------------------
     Corporate Auditor (Full-time)                                                                      Hideyuki Takamatsu
     ------------------------------------------------------------------------------------------------------------------------------
     Corporate Auditor                                                                                  Kenji Matsuishi
             (President of Matsuishi Law Office)
     ------------------------------------------------------------------------------------------------------------------------------
     Corporate Auditor                                                                                  Takehiko Wada
            (President and Representative Director of Sanai-oil Co., Ltd.)
     ------------------------------------------------------------------------------------------------------------------------------

      Notes:
      1. In fiscal 2003, the Board of Directors changed as follows:
      June 2002: Katsumi Yoshida and Kiyoshi Sakai were appointed as managing directors.
      2. Directors Josei Itoh and Nomuo Mii are external directors appointed under Article 188-2-7 of the Commercial Code.
      3. Corporate auditors Kenji Matsuishi and Takehiko Wada are outside auditors as stipulated in Paragraph 1, Article 18 of the Law Concerning the Special Measures Applicable to Auditing Practices under the Commercial Code.

(5) STATUS OF CONSOLIDATION
(a) Major Consolidated Subsidiaries:

   ---------------------------------------------------------------------------------------------------------------------------------
                   Name                Paid-in Capital (Millions of    Percentage of               Principal Businesses
                                       yen, except where indicated)        Total
   ---------------------------------------------------------------------------------------------------------------------------------
   Tohoku Ricoh Co., Ltd.                                     2,272          66.14    Manufacturing copiers and
                                                                                      information equipment
   ---------------------------------------------------------------------------------------------------------------------------------
   Ricoh Elemex Corporation                                   3,456          50.86    Manufacturing copiers and
                                                                                      information equipment
   ---------------------------------------------------------------------------------------------------------------------------------
   NBS Ricoh Co., Ltd.                                           50         100.00    Marketing office supplies
   ---------------------------------------------------------------------------------------------------------------------------------
   Tokyo Ricoh Co., Ltd.                                        418         100.00    Marketing copiers and
                                                                                      information equipment
   ---------------------------------------------------------------------------------------------------------------------------------
   Ricoh Technosystems Co., Ltd.                              1,000         100.00    Marketing information equipment and
                                                                                      maintaining copiers and information equipment
   ---------------------------------------------------------------------------------------------------------------------------------
   Ricoh Kansai Co., Ltd.                                       700         100.00    Marketing copiers and
                                                                                      information equipment
   ---------------------------------------------------------------------------------------------------------------------------------
   Ricoh Leasing Co., Ltd.                                    6,340          51.07    General leasing
   ---------------------------------------------------------------------------------------------------------------------------------
   Ricoh Asia Industry Ltd.                                     180          90.00    Marketing copiers and
                                    (Millions of Hong Kong dollars)                   information equipment
   ---------------------------------------------------------------------------------------------------------------------------------
   Ricoh Electronics, Inc.                                       27         100.00    Manufacturing copiers and information
                                         (Millions of U.S. dollars)                   equipment and manufacturing and marketing
                                                                                      office supplies
   ---------------------------------------------------------------------------------------------------------------------------------
   Ricoh Corporation                                            192         100.00    Marketing copiers and information and
                                         (Millions of U.S. dollars)                   photographic equipment
   ---------------------------------------------------------------------------------------------------------------------------------
   Lanier Worldwide, Inc.                                       256         100.00    Marketing copiers and information equipment
                                         (Millions of U.S. dollars)
   ---------------------------------------------------------------------------------------------------------------------------------
   Ricoh Europe B.V.                                             13         100.00    Marketing copiers and information and
                                                (Millions of euros)                   photographic equipment
   ---------------------------------------------------------------------------------------------------------------------------------
   NRG Group Plc                                                 49         100.00    Marketing copiers and information and
                                      (Millions of pounds sterling)                   photographic equipment
   ---------------------------------------------------------------------------------------------------------------------------------

   Note: The shareholding ratios in Tohoku Ricoh Co., Ltd., Ricoh Elemex
         Corporation, Ricoh Leasing Co., Ltd., Ricoh Electronics, Inc., and Lanier Worldwide, Inc., include shares owned by subsidiaries.

(b) Consolidations
      There were no specific transfers of subsidiaries to mention. Tohoku Ricoh Co., Ltd., became a wholly owned subsidiary following a share exchange on April 1, 2003.

(c) Consolidation Results
      In fiscal 2003, the Ricoh Group had 334 consolidated subsidiaries and 61 affiliates accounted for under the equity method. Consolidated results were as follows:

                                                                                                                 (Billions of yen)
   -------------------------------------------------------------------------------------------------------------------------------
                                     Year ended March 31,   Year ended March 31,    Year ended March 31,   Year ended March 31,
                                     2000                   2001                    2002                   2003
   -------------------------------------------------------------------------------------------------------------------------------
   Net sales                                 1,447.1                 1,538.2                1,672.3                1,738.3
   (Overseas)                                 (573.9)                 (607.8)                (769.6)                (842.3)
   -------------------------------------------------------------------------------------------------------------------------------
   Income before income taxes,                  70.3                    97.7                  113.9                  123.4
   minority interests, and equity
   in earnings of affiliates
   -------------------------------------------------------------------------------------------------------------------------------
   Net income                                   41.9                    53.2                   61.6                   72.5
   -------------------------------------------------------------------------------------------------------------------------------
   Net income per share (yen)                  60.61                   76.85                  88.27                  99.79
   -------------------------------------------------------------------------------------------------------------------------------
   Total assets                              1,543.3                 1,704.7                1,832.9                1,884.9
   -------------------------------------------------------------------------------------------------------------------------------
   Total shareholders' investment              541.5                   556.7                  633.0                  657.5
   -------------------------------------------------------------------------------------------------------------------------------

   Notes:
   1. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States.
   2. Net income per share is based on the average number of shares of common stock during the period under review.

In fiscal 2003, ended March 31, 2003, consolidated net sales increased 3.9%, to Yen 1,738.3 billion. This was the ninth consecutive rise.

Domestic sales were down 0.7%, to Yen 896.0 billion. On the positive side sales increased for printing systems such as MFPs and laser printers. Sales were also favorable for useware, document management, and other areas of the solutions business. In contrast, sales of standalone analog equipment fell amid the shift toward MFPs, while sales were off for personal computer and servers due primarily to the sluggish domestic information technology demand. Sales declined for measuring equipment as a result of slow demand cycle.

Overseas sales increased 9.4%, to Yen 842.3 billion. Sales were steady despite an economic slowdown in the United States and the turmoil in the Middle East. The Company continued to perform well in Europe, where the economic environment stabilized, and in other areas. In terms of sales by product lines, sales of core digital equipment increased solidly, while sales of strategic focused printing systems increased significantly in Europe and the United States. Optical disc and semiconductors operations enjoyed favorable sales.

Gross profit increased 6.5%, to Yen 745.3 billion. In both Japan and abroad, sales were up for high-margin, high-value-added products, notably MFPs and laser printers. Ongoing cost reductions also contributed to performance, while the yen's depreciation against the euro also affected operations. The Company incurred additional costs owing to cover quality problems on some metering equipment.

Selling, general and administrative expenses increased 7.3%, to Yen 611.6 billion, reflecting strategic spending on research and development and on basic systems development.

As a result of the above factors, operating income increased 3.1%, to Yen
133.6 billion.

Interest and dividend income decreased due primarily to sluggish financial markets. On the other hand, foreign exchange losses fell, while the Company constrained interest-bearing debt by reinforcing cash management systems in Japan, the United States, and Europe. Ricoh valued its holdings of marketable securities appropriately in accordance with generally accepted accounting principles. As the result, income before income taxes, minority interests and equity in earnings of affiliates increased 8.4%, to Yen 123.4 billion.

Net income thus surged 17.7%, to Yen 72.5 billion, the 11th consecutive increase and the ninth consecutive record high.

3. CHALLENGES
Economic prospects remain unclear in the United States, which drives the global economy. At the same time, the Japanese equity markets remain in the doldrums, and we estimate that the global economy will continue to suffer low growth. On top of that, competition is very intense in the color and digital networking fields.

The Ricoh Group's prime priorities in continuing to achieve growth in such a tough operating environment are to create new customer value while further improving management efficiency, thereby bolstering corporate competitiveness.

It is critical for us to become the world's No. 1 product-engineering company so we can identify new needs and provide superior value. To that end, we will redouble efforts to provide new value through out customer satisfaction-oriented management while solidifying our technological clout so we can deliver new value through our products and services.

In building and providing such value, Ricoh aims to meet its goals of being people-friendly and environmentally friendly. In other words, we are pursuing ease of use so customers can take full advantage of products and services that are becoming increasingly complex as digital networking progresses. We are also endeavoring to reinforce our environmental management as part of our mission without compromising profitability.

We are making steady progress in streamlining efficiency through process reforms in all Group fields as part of a drive to improve capital efficiency and earnings. In addition, we aim to slash costs and thereby raise price competitiveness, thus realizing a low-cost management structure that can provide high efficiency in deflationary environments.

It is also a most important management challenge to prevent the sorts of scandals that have occurred in Japan and abroad recently that have shaken community trust.

The Group is addressing this issue in line with its commitment to its responsibilities as a member of society, striving to serve the interests of its customers and other stakeholders while strengthening its management organization.

4. SUBSEQUENT EVENTS
The Company and Tohoku Ricoh Co., Ltd., agreed at their respective boards of directors held on December 17, 2002, the Company making Tohoku Ricoh a wholly owned subsidiary through a share exchange, after which share exchange contracts were concluded. The exchange was in accordance with the provisions of Paragraph 1 of Article 358 (Simplified Share Exchange) of the Commercial Code of Japan, and was effective on April 1, 2003. The allocation ratio was 0.345 shares of Ricoh stock per share of Tohoku Ricoh stock. Ricoh's treasury stock purchased prior to this transaction was used for the shares to be allocated for this share exchange, in accordance with Article 210 of the Commercial Code of Japan.

                                 BALANCE SHEETS
                                (As of March 31)

                                                                                                                   (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                        Fiscal 2003   Fiscal 2002                                         Fiscal 2003   Fiscal 2002
------------------------------------------------------------------------------------------------------------------------------------
 Assets                                                              Liabilities
 ------                                                              -----------
   Current Assets:                                                   Current Liabilities:
   Cash and time deposits                      8,951        5,976    Notes payable-trade                        6,822        6,944
   Notes receivable-trade                      6,287        8,805    Accounts payable-trade                   100,348       97,242
   Accounts receivable-trade                 170,349      178,421    Convertible bonds maturing within one          -       29,886
   Marketable securities                     132,096      170,847    year
   Finished goods                             20,711       23,530    Accounts payable-other                     7,791        5,648
   Raw materials                               3,397        3,446    Accrued expenses                          44,789       44,622
   Work-in-process                             5,572        7,115    Accrued corporate tax and other           19,375       14,658
   Supplies                                    5,680        6,156    Reserve for accrued bonuses               15,838       17,131
   Short-term loans receivable                 3,323        3,286    Warranty reserve                             202          333
   Deferred tax assets                        19,417       15,646    Other current liabilities                  6,090        9,022
   Accounts receivable-other                 119,481      127,412       Total Current Liabilities             201,259      225,489
   Other current assets                        3,934        3,846
   Allowance for doubtful accounts            -1,049       -1,594    Long-term Liabilities:
      Total Current Assets                   498,155      552,898    Bonds                                    100,000      100,000
                                                                     Accrued pension and severance costs       34,507       28,068

                                                                     Reserve for directors' retirement            879          758
 Fixed Assets:                                                       allowances
   Property, Plant and Equipment:                                       Total Fixed Liabilities               135,387      128,826
    Buildings                                 41,408       43,872       Total Liabilities                     336,646      354,315
    Structures                                 1,797        1,937
    Machinery and equipment                   18,914       19,713    Shareholders' Equity
                                                                     --------------------
    Vehicles and delivery equipment               17           20    Common Stock                             135,364      120,461
    Tools, instruments and fixtures           17,898       18,748
    Land                                      24,478       24,476    Capital Surplus:
    Construction in progress                   2,669          676     Additional paid-in-capital              176,131      161,227
      Total Tangible Fixed Assets            107,183      109,445       Total Capital Surplus                 176,131      161,227

                                                                     Retained Earnings:
                                                                      Legal reserve                            14,955       14,955
   Intangible Assets:                                                 Reserve for deferral of capital gain        613          681
    Premium and others                         9,438        9,392     on property
    Software                                  11,907        9,179     Reserve for special depreciation            486          650
    Total Intangible Fixed Assets             21,346       18,572     Reserve for warranty on computer            255          254
                                                                      programs
                                                                      Reserve for corporate citizenship           119          140
                                                                      promotion
 Investments and Other Assets:                                        General reserve                         241,350      211,350
    Investment securities                     76,143       32,652     Unappropriated retained earnings         30,248       40,790
    Stock of subsidiaries                    126,622      125,295     [Net income for the period]             (42,880)     (40,085)
    Investment in subsidiaries                18,158       13,479       Total Retained Earnings
    Long-term loans receivable                55,482       29,567
    Deferred tax assets                       23,721       18,086
    Guarantee deposits paid                    5,709        5,749     Unrealized holding gains on               1,556        3,615
    Other investments                          3,595        4,713     available-for-sale securities
    Allowance for doubtful accounts           -2,777       -2,451
      Total Investments and Other Assets     306,655      227,092    Treasury stock                            -4,386         -433
      Total Fixed Assets                     435,186      355,111       Total Shareholders' Equity            596,694      553,693
----------------------------------------------------------------------------------------------------------------------------------
 Total Assets                                933,341      908,009   Total Liabilities and Shareholders'
                                                                    Equity                                    933,341      908,009
----------------------------------------------------------------------------------------------------------------------------------

                              STATEMENTS OF INCOME
                         (For the years ended March 31)

                                                                             (Millions of yen)
----------------------------------------------------------------------------------------------
                                                              Fiscal 2003         Fiscal 2002
----------------------------------------------------------------------------------------------
  Ordinary Income and Loss

  Operating income and expenses
   Operating income:
     Net sales                                                  855,024             860,149
   Operating expenses:
     Cost of sales                                              584,539             593,837
     Selling, general and administrative expenses               198,628             196,400
     Total operating expenses                                   783,167             790,237
   Operating income                                              71,856              69,911
  Non-operating income and expenses
   Non-operating income:
     Interest and dividends income                                7,251               8,997
     Other income                                                 4,110               5,678
     Total non-operating income                                  11,361              14,676
   Non-operating expenses:
     Interest expenses                                            1,527               1,232
     Other expenses                                              12,792              15,666
     Total non-operating expenses                                14,319              16,898
   Ordinary income                                               68,898              67,688



  Income before income taxes                                     68,898              67,688
  Corporate tax, inhabitants tax and enterprise tax              33,880              31,100
  Deferred income tax                                            -7,862              -3,497
  Net income                                                     42,880              40,085
  Retained earnings at beginning of year                          5,703               4,809
  Reversal of reserve for corporate citizenship promotion            81                  59
  Retirement of Treasury stocks                                  13,328                   -
  Interim cash dividends                                          5,088               4,163
  Unappropriated retained earnings at end of year                30,248              40,790
----------------------------------------------------------------------------------------------

I. SIGNIFICANT ACCOUNTING POLICIES

1. Valuation method for securities
(1) Stocks of subsidiaries and affiliates
        Securities of subsidiaries and affiliates are stated at moving average cost.
(2) Other securities
        -Marketable securities:      Marketable securities are marked to market
                                     based on the market price at the end of the term and other factors (accounting for all valuation differences with the full capital injection method; the cost of securities sold is valued at moving average cost).
        - Non-marketable securities: Non-marketable securities are stated at cost based on the moving average method.

2. Valuation method for inventories
      Inventories are stated at the lower of average cost.

3. Valuation standards and methods for derivatives
      Derivatives are stated at market value.

4. Depreciation and amortization
    (1) Property, Plant and Equipment
               Depreciation of property, plant and equipment is computed principally by using the declining-balance method. However buildings (excluding fixtures) acquired after April 1, 1998, are depreciated using the straight-line method. The depreciation periods are basically as the below;
                  Buildings: 5-50 years
                  Machinery and equipment: 2-12 years
    (2) Intangible Assets
               Amortization of intangible asset is computed by using the straight-line method.
               With software for sale in the marketplace, however, the Company records the larger of a depreciation based on projected sales profits or a uniform depreciation based on a projected effective sales period for the balance. The initially projected effective sale term is three years. With software for internal use, the Company uses straight-line depreciation based on a usable period of five years.

5. Basis for provision of reserves
(1) Allowance for Doubtful Accounts
      The allowance for doubtful accounts is provided to cover possible losses from bad debts and represents possible individual doubtful accounts based on historical default rates and the potential for irrecoverability.
(2) Reserve for Accrued Bonuses
      The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to employees for the current financial year under our corporate rules for calculating such bonus payment.
(3) Warranty reserve
      To cover product after-sales service expenses, the Company calculates the product warranty reserve based on projected service costs during warrantee terms.
(4) Accrued pension and severance costs
      To cover projected employee benefits, the Company records the estimated obligations at the end of the current fiscal year based on projected year-end benefit obligations and plan assets. Amortization of actuarial gains or losses is computed by the straight-line method over the averaged remaining employment term (15 years). Amortization of prior service cost is computed by the straight-line method over the averaged remaining employment term (15 years).

(Additional information)
On January 1,2003, the Company obtained an approval for the exemption from the future benefit obligation of the Japanese government of the substitute portion in accordance with new law concerning the defined benefit plan. The Company has not adopted transitional measure as set forth in the "Practice Guideline Concerning Retirement Benefit Accounting (Interim Report)"(Report of the Accounting Standards Committee of The Japanese Institute of Certified Public Accountants No. 13), Item 47-2. The effect of the transitional measure as set forth in this Practice Guideline, Item 47-2 is expected to increase extra ordinary gain by Yen 13,146 million.

(5) Reserve for Directors' Retirement Allowances
      At year-end, Ricoh calculates the amounts required under internal rules to pay directors retirement allowances, in compliance with Article 287-2 of the Commercial Code prior to the changes of 2002.

6. Consumption Taxes
      Consumption taxes are excluded from revenues and expenses.

7. Leasing
      Finance leases for which ownership does not transfer to lessees are accounted for as operating leases.

8. Hedge accounting
(1) Hedge Accounting Methods
      Ricoh accounts for hedges at market value. With currency swaps, however, the Company hedges by assigning transactions that meet assignment requirements.
(2) Hedging Instruments and Targets
      There is no Hedging Instrument or Hedging Target at the end of current fiscal year.

(3) Hedging policies
      In keeping with its internal Market Risk Management Rules, Ricoh uses derivatives to manage the exposure of its assets and liabilities to market fluctuations.
(4) Hedge Effectiveness
      Ricoh assesses the effectiveness of hedges by analyzing the ratios of the total market fluctuations of hedged targets and instruments.

9. Accounting standard regarding treasury stock and reduction of legal reserve The company adopted "Accounting standard regarding treasury stock and reduction of regal reserve" (Accounting Standard No. 1) from fiscal 2003. The new standard had immaterial effect on results of operations. Accounting in shareholders' investment is in compliance with the implementation regulations of the Commercial Code prior to the 2003 revision (Finance Ministry ordinance 22 of March 29, 2002).

10. Earnings per share
      The company adopted "Accounting standard for earning per share" (Accounting Standard No. 2) and "Application guideline for accounting standard for earnings per share" (Application guideline for accounting standard No. 4) from fiscal 2003. Earnings per share calculated under the method used in the previous fiscal year were Yen 59.01.

II.   NOTES TO BALANCE SHEETS

1.    Short-term receivable due from subsidiaries                    Yen 245,668 million
      Long-term receivable due from subsidiaries                     Yen  55,868 million
2.    Short-term payable due to subsidiaries                         Yen  43,719 million
3.    Accumulated depreciation on tangible fixed assets              Yen 319,167 million
4.    Assets and liabilities denominated in foreign currency
      Accounts receivable-trade: Yen 84,299 million (US$417,646 thousand; EURO
      262,647 thousand, etc.) Stocks of subsidiaries: Yen 108,677 million
      (Pounds 282,610 thousand; US$308,585 thousand, etc.) Investments in subsidiaries: Yen 17,934 million (EURO 122,411 thousand, etc.)
5.    Guarantee obligation                                           Yen 1,115 million
6.    Trade notes receivable discounted with banks                   Yen    47 million
7.    Shares of common stock issued and outstanding at year-end: 744,912,078 shares (common stock)
      Shares of treasury stock held at year-end: 2,303,443 shares (common stock)
8.    Net income per share                                           Yen 58.75
       (Basis for calculation)
        Net income                                                   Yen 42,880 million
        Money not distributable among shareholders of common stock:  Yen  - 183 million
        Net income distributable among shareholders of common stock: Yen 42,697 million
        Average number of shares outstanding during fiscal year (after deducting treasury stock):
        726,659,698 shares
9.    In addition to the fixed assets stated in the balance sheet, the Company uses computer and electronic component manufacturing facilities under lease agreements.
10.   Net worth as prescribed in the sixth paragraph of Article 290-1 of the
      Commercial Law                                                 Yen 1,556 million

11.   Tax Effect Accounting
      The prime components of deferred tax assets and liabilities are as follows:

                                                               (Millions of yen)
      --------------------------------------------------------------------------
        Deferred tax assets:
           Inventory revaluation                          2,239
           Accrued bonus                                  5,397
           Accrued enterprise tax                         1,883
           Retirement benefit obligation                 21,251
           Depreciation and amortization                  1,958
           Other                                         18,266
        Total deferred tax assets                        50,994
      --------------------------------------------------------------------------

                                                               (Millions of yen)
      --------------------------------------------------------------------------
        Deferred tax liabilities:
           Reserve for deferral of capital gain on
           property                                              -408
           Reserve for special depreciation                      -339
           Reserve for warranty on computer programs             -207
           Net unrealized holding gains on securities          -1,060
           Retirement benefit trust establishment              -5,842
        Total deferred tax liabilities                         -7,856
      --------------------------------------------------------------------------

                                                               (Millions of yen)
      --------------------------------------------------------------------------
        Net deferred tax assets                                43,138
        Included in current assets                             19,417
        Included in investment and other assets                23,721
      --------------------------------------------------------------------------

III. NOTES TO STATEMENTS OF INCOME

1.    Sales to subsidiaries                          Yen 714,129 million
2.    Purchases from subsidiaries                    Yen 278,146 million
3.    Non-operating transactions with subsidiaries   Yen 558,195 million
         Transfer of assets                          Yen 386,744 million
         Transfer of liabilities                     Yen 162,519 million
         Others                                      Yen   8,932 million
4. Difference in normal effective statutory tax rate and effective tax rate after applying tax effective accounting
       Normal effective statutory tax rate                             41.9%
          (Reconciliation)
          Permanently non-deductible expenses                           0.3%
          Permanently non-taxable income                               -0.7%
          Tax credit for foreign taxes                                 -0.7%
          Tax credit for increased research and development
      expenses                                                         -1.8%
          Effect of change in enacted tax rate                          1.2%
          Other                                                        -2.4%
                                                                     --------
      Effective tax rate                                               37.8%

5. The Local Tax Law has been amended and enacted, the and pro forma standard taxation will be effective from April 1, 2004. The statutory tax rate used to calculate current deferred tax assets and liabilities, based on temporary differences eliminated by March 31, 2003, was the rate before the amendment, and for long-term deferred tax assets and liabilities eliminated after April 1, 2004, was the rate after the amendment. Due to the tax rate change, deferred tax assets (net of deferred tax liabilities) decreased Yen 803 million, while deferred taxes expensed during the fiscal year increased Yen 838 million and the unrealized holding gains on available-for-sale securities increased Yen 35 million.

IV. RETIREMENT ALLOWANCE PLANS

1.    Explanation of retirement allowance plan adopted:
      The Company maintains a lump-sum retirement payments as part of its retirement allowance payments, which includes a qualified pension plan based on deposits. Payable allowances under the plan are determined by salary at retirement, years of service, and reasons for retirement. The Company also maintains an employees' pension fund (adjusted pension) plan based on the Welfare Pension Insurance Law. The employees' pension fund plan consists of two portions: the basic portion is deposited by the company and the employee, where the company plays a part in the public pension system; and an additional portion. The additional pension is determined by the years of service and the salary at retirement. The Company maintains an employee retirement allowance trust.

2.    Retirement allowance obligations: (As of March 31, 2003)
      Benefit obligation:                                   Yen 303,863 million
                                                           ---------------------
      (1) Plan assets:                                      Yen 143,277 million
      (2) Accrued pension and severance costs:              Yen  34,507 million
          -------
      (3) Unrecognized net actuarial loss:                  Yen 145,267 million
      (4) Unrecognized prior service cost                  -Yen  19,189 million
          (obligations reduction):

3.    Breakdown of the net periodic benefit costs: (For the year ended
      March 31, 2003)
       The net periodic benefit costs:                      Yen 15,200 million
       (1) Service costs:                                   Yen  8,466 million
       (2) Interest costs                                   Yen  7,915 million
       (3) Expected return on plan assets:                 -Yen  5,269 million
       (4) Amortization of actuarial loss:                  Yen  4,896 million
       (5) Amortization of prior service cost              -Yen    807 million

4.     Actuarial assumptions:
       (1) Discount rate:                                                  2.2%
           (discount rate applied to calculations                         (3.0%)
            at beginning of the year)
      (2) Expected long-term rate of return on                             3.0%
           plan assets:
      (3) The attribution of cost method:                       Fixed-term basis
      (4) Years for adjusting actuarially:                              15 years
      (5) Years for expensing past service                              15 years
           obligations

5. Relationship between reserve for retirement allowance, offset against retirement allowance trust and pension assets: The reserve for retirement allowances at year-end under the qualified pension plan was Yen 14,779 million; there were no offsetting pension assets under the retirement allowance trust. The reserve for retirement allowances at year-end under the employees' pension fund plan was Yen 19,728 million; the offsetting pension assets under the retirement allowance trust were Yen 21,622 million.

                   PROPOSED APPROPRIATION OF RETAINED EARNINGS

                                                                                                (Yen)
    -------------------------------------------------------------------------------------------------
                                                     Fiscal 2003           Fiscal 2002
    -------------------------------------------------------------------------------------------------
    Unappropriated retained earnings at end of year   30,248,567,126        40,790,892,233

    Reversal of reserve for deferral of capital
    gain on property                                      27,478,909            67,594,743

    Reversal of reserve for special depreciation
                                                         104,573,744           183,523,126
    Reversal of reserve for warranty on computer
    programs                                              91,806,833           135,194,191

    Total                                             30,472,426,612        41,177,204,293
    -------------------------------------------------------------------------------------------------

    To be appropriated as follows:

                                                                                               (Yen)
    -------------------------------------------------------------------------------------------------
    Cash dividends                                     5,198,260,445         5,089,607,166
      (Yen 7.00 per share)

    Director bonuses                                     183,400,000           170,000,000

    Reserve for deferral on capital gain on property      14,137,521                     -

    Reserve for special depreciation                     118,240,207            18,998,737

    Reserve for warranty on computer programs            141,070,970           136,468,721

    Reserve for corporate citizenship promotion           81,000,000            59,100,000

    General reserve                                   19,000,000,000        30,000,000,000

    Retained earnings brought forward to the next
    year                                               5,736,317,469         5,703,029,669

    -------------------------------------------------------------------------------------------------

   Notes:
   1. On December 2, 2002, the Company made interim cash dividends of Yen 7.00 per share totaling Yen 5,088,433,770.
   2. Increases in the Reserve for deferral on capital gain on property, the Reserve for special depreciation, and the Reserve for warranty on computer programs owing to the introduction of a corporate enterprise tax system, which changed the effective tax rate, are as follows:
          Reserve for deferral on capital gain on property       Yen 14,137,521
          Reserve for special depreciation                       Yen 11,189,929
          Reserve for warranty on computer programs              Yen  5,801,140

English Translation of the Auditor's Report Originally Issued in Japanese
Language

                          Independent Auditor's Report
                          ----------------------------

                                                                  April 28, 2003

The Board of Directors
Ricoh Company, Ltd.             Asahi & Co.

                                        Teruo Suzuki(Seal)
                                        Representative Partner
                                        Certified Public Accountant

                                        Tetsuzo Hamajima(Seal)
                                        Representative Partner and Engagement
                                        Partner
                                        Certified Public Accountant

                                        Mikihiro Himeno(Seal)
                                        Engagement Partner
                                        Certified Public Accountant

We have audited the statutory report, that is the balance sheet, the statement of income, the business report (limited to accounting matters) and the proposal for appropriation of unappropriated retained earnings, and its supporting schedules (limited to accounting matters) of Ricoh Company, Ltd. for the business year from April 1, 2002 to March 31, 2003 in accordance with Article 2 of "the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha". With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records of the Company and subsidiaries. These statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as an independent auditor.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the subsidiaries.

As a result of the audit, our opinion is as follows:
(1) The balance sheet and the statement of income present fairly the financial position and the result of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(2) The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(3) The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(4) With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

Our firm and engagement partner have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

(Translation of the original corporate auditor's report issued in Japanese)

                           CORPORATE AUDITORS' REPORT

                                                                  April 30, 2003

The Board of Corporate Auditors received reports from each of the corporate auditors of the Company on their checks of the Directors' performance in fiscal 2003, from April 1, 2002 to March 31, 2003. The board prepared this report with the corporate auditors' consensus.

1.    SCOPE OF AUDIT BY CORPORATE AUDITORS
      Each of the corporate auditors, in accordance with the policy and work shares prescribed by the Board of Corporate Auditors, attended the meetings of the Board of Directors and other important meetings of the Company, received reports on business operations from the Directors, etc., inspected important written approvals, etc., inquired into the activities and assets of the head office and principal places of business, and had the subsidiaries of the Company submit reports on their business operations whenever necessary. The board also received reports and briefings from the independent auditors, and examined the accounting documents and schedules of the Company.

      With respect to any transactions by the Directors, transactions between the Directors and the Company involving a conflict of interests, the gratuitous provision of profits by the Company, and any other transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposal of treasury shares, we, in addition to the above mentioned auditing, asked the Directors, etc., to submit reports, whenever necessary, and examined these transactions in detail.

2. RESULTS OF AUDIT
      (1) The procedures followed and the results produced by Asahi & Co., the independent auditors, in their auditing are reasonable and appropriate;
      (2) The business report of the Company fairly presents the position of the Company in accordance with laws and ordinances and the Articles of Incorporation of the Company;
      (3) The proposal for appropriation of retained earnings of the Company contains no particulars to be pointed out in the light of the financial position of the Company and other circumstances;
      (4)   The schedules of the Company fairly present the matters to be stated
            therein and contain no particulars to be pointed out; and
      (5)   The Directors performed their duties honestly in accordance with laws and ordinances and the Articles of Incorporation of the
            Company, including in fulfilling their duties toward subsidiaries.

      With respect to any competitive transactions by the Directors, transactions between the Directors and the Company involving a conflict of interest, the gratuitous provision of profits by the Company, and any other transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposal of treasury shares, we concluded that none of the Directors swerved from their duties.

Board of Corporate Auditors, Ricoh Company, Ltd.

                       ___________________________________________________
                       Hisaaki Koga, Corporate Auditor (Full-time)

                       ___________________________________________________
                       Hideyuki Takamatsu, Corporate Auditor (Full-time)

                       ___________________________________________________
                       Kenji Matsuishi, Corporate Auditor

                       ___________________________________________________
                       Takehiko Wada, Corporate Auditor

Note: Corporate auditors Kenji Matsuishi and Takehiko Wada are outside auditors as stipulated in Paragraph 1, Article 18 of the Law Concerning the Special Measures Applicable to Auditing Practices under the Commercial Code.

(Reference)/1/

                           CONSOLIDATED BALANCE SHEETS
                            (March 31,2003 and 2002)

                                                                                                                   (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                        2003        2002                                                       2003         2002
------------------------------------------------------------------------------------------------------------------------------------
     Assets                                                      Liabilities
     ------                                                      -----------
     Current Assets                                              Current Liabilities
      Cash and time deposits           200,330      182,650        Trade payables                             280,798      277,753
      Trade receivables                417,942      442,399        Short-term borrowings                      138,713      228,408
      Marketable securities                107       22,935        Other current liabilities                  169,072      159,540
      Inventories                      146,051      162,176      Total Current Liabilities                    588,583      665,701
      Other current assets              58,083       53,508      Long-term Liabilities
     Total Current Assets              822,513      863,668        Long-term indebtedness                     345,902      332,995
                                                                   Accrued pension and severande costs        209,011      119,572
                                                                   Other long-term liabilities                 30,653       30,592
                                                                 Total Long-Term Liabilities                  585,566      483,159
                                                                 Total Liabilities                          1,174,149    1,148,860
                                                                 Minority Interests                            53,259       51,048

                                                                 Shareholders' Investment
                                                                   Common stock                               135,364      120,461
                                                                   Additional paid-in capital                 186,521      171,628
     Fixed Assets                                                  Retained earnings                          434,748      385,741
      Property, Plant and Equipment    248,752      259,380        Accumulated other comprehensive            -94,733      -44,376
      Finance receivables              476,293      447,829        income (loss)
      Other investments                337,364      262,051        Treasury stock                              -4,386         -434
     Total Fixed Assets              1,062,409      969,260      Total Shareholders' Investment               657,514      633,020

----------------------------------------------------------------------------------------------------------------------------------
         Total Assets                1,884,922    1,832,928          Total Liabilities and Shareholders'    1,884,922    1,832,928
                                                                               Investment
----------------------------------------------------------------------------------------------------------------------------------

                        CONSOLIDATED STATEMENTS OF INCOME
                         (For the years ended March 31)

                                                               (Millions of yen)
     --------------------------------------------------------------------------
                                                 Fiscal 2003    Fiscal 2002
     --------------------------------------------------------------------------

       Net sales                                 1,738,358      1,672,340
       Cost of sales                               993,009        972,394
       Gross profit                                745,349        699,946
       Selling, general and administrative         611,695        570,251
        expenses
       Operating income                            133,654        129,695
       Other income
       Interest and dividend income                  3,772          4,753
       Interest expense                              6,853          8,233
       Other, net                                    7,103         12,265
       Income before income taxes, minority        123,470        113,950
        interests, and equity in earnings
        of affiliates                               51,984         51,147
       Provision for income taxes                    1,376          3,080
       Minority interests
       Equity in earnings of affiliates              2,403          1,891
       Net income                                   72,513         61,614

     --------------------------------------------------------------------------

   Note: The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States.

(Reference)/2/

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (For the years ended March 31)

                                                                                                       (Millions of yen)
                  --------------------------------------------------------------------------------------------------------
                                                                                        2003                2002
                  --------------------------------------------------------------------------------------------------------
                     I. Cash Flows from Operating Activities:
                     1. Net income                                                         72,513              61,614
                     2. Adjustments to reconcile net income to net cash
                     provided by operating activities--
                     Depreciation and amortization                                         76,551              73,782
                     Decrease (increase) in trade receivables                              22,176             -20,006
                     Decrease in inventories                                               14,983              21,194
                     Increase (decrease) in trade payables                                  5,632             -19,535
                     Other, net                                                            -6,113             -11,911
                  --------------------------------------------------------------------------------------------------------
                     Net cash provided by operating activities                            185,742             105,138
                  --------------------------------------------------------------------------------------------------------
                     II. Cash Flows from Investing Activities:
                     Purchases and sales of property, plant and equipment                  71,739              74,475
                     Purchases and sales of available-for-sale securities                  27,706              14,543
                     Others                                                                 1,246              21,489
                  --------------------------------------------------------------------------------------------------------
                     Net cash used in investing activities                                -98,199             -81,421
                  --------------------------------------------------------------------------------------------------------
                     III. Cash Flows from Financing Activities:
                     Net changes in borrowings and bonds                                  -39,055              45,521
                     Cash dividends paid                                                  -10,176              -8,322
                     Payment of Purchases of treasury stocks                              -17,281              -1,054
                     Others                                                                  -631                  90
                  --------------------------------------------------------------------------------------------------------
                     Net cash provided by (used in) financing activities                  -67,143              36,235
                  --------------------------------------------------------------------------------------------------------
                     IV. Effect of Exchange Rate Changes on Cash and Cash                  -1,329               2,474
                       Equivalents
                  --------------------------------------------------------------------------------------------------------
                     V. Net Increase in Cash and Cash Equivalents                          19,071              62,426
                  --------------------------------------------------------------------------------------------------------
                     VI. Cash and Cash Equivalents at Beginning of Year                   170,172             107,746
                  --------------------------------------------------------------------------------------------------------
                     VII. Cash and Cash Equivalents at End of Period                      189,243             170,172
                  --------------------------------------------------------------------------------------------------------

            Note: The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States.

               DOCUMENTS FOR REFERENCE IN EXERCISING VOTING RIGHTS

1. NUMBER OF VOTING RIGHTS OF ALL SHAREHOLDERS: 736,045

2. AGENDA AND INFORMATION

AGENDA 1: Approval of the proposed appropriation of retained earnings for fiscal 2003 (April 1, 2002 to March 31, 2003)
     The proposal for appropriation of retained earnings is described in the attached document (See p. 14).
     Cash dividends to shareholders at the end of the current term will be paid, in consideration of our business results for the current term, the strengthening of our corporate structure, and the expansion of business in the future, at the rate of Yen 7.00 per share. Including interim cash dividends for the current term, shareholders will earn a total of Yen
     14.00 per share in cash dividends.

AGENDA 2: Purchases of its own shares
     To be able to carry out a flexible capital policy in the face of the changing business climate, the Company wishes to acquire treasury stock within the limits of 32,000,000 ordinary shares, worth Yen 60 billion, in accordance with the provisions of Article 210 of the Commercial Code. The acquisitions would be from the period after the closing of this general meeting to the closing of the next ordinary general meeting of shareholders.

AGENDA 3: Partial amendment of the Articles of Incorporation
  (1) Reasons for changes
     1) To support further operational progress, add "direct marketing through the Internet, facsimile, and telephone, etc.," to the business purpose (Change proposal 3-8).
     2) Based on a resolution of a board meeting held on March 28, 2003, the Company retired 7 million shares of treasury stock, thus altering the number of shares issued and outstanding (Change proposal 5-1).
     3) In accordance with the implementation of the Law Amending Part of the Commercial Code (Law No. 44, 2002) on April 2003, systems were introduced to handle lost share certificates and purchase additional fractional unit shares. In addition, the requirements for quorums for special resolutions at general shareholders meetings can be eased subject to the provisions of the Articles of Incorporation. Accordingly, the Company proposes such amendments as the regulation of the register of lost share certificates, the introduction of purchases of fractional unit shares for the benefit of shareholders, and a reduction in quorums for special resolutions at general shareholder meetings to one-third of the voting rights of all shareholders to make the adoption of special resolutions more feasible (new additions to Articles 7, 8-3, 9, and 14-2).
     4) On May 1, 2003, the Law Partially Amending the Law Concerning the Special Measures Applicable to Auditing Practices as Provided in the Commercial Code and Incorporated Companies (2001; Law No. 149) came into effect, mandating an extension of the terms of office of auditors from three years to four (Change to Article 25 of Articles of Incorporation).
     5) On April 1, 2002, the Law Partially Amending the Commercial Code (2001; Law No. 128) was implemented, leading to convertible bonds with right of new share options, eliminating the need in articles of incorporation to specify initial dividend conversion dates for convertible bonds. Once all convertible bonds that the Company issues are redeemed, Article 33 of the current Articles of Incorporation would be deleted.
     6) Changes to the number of articles through the creation of new ones and changes to existing articles.
  (2) Details of proposed revisions

     Proposed revisions to the Articles of Incorporation are as underlined below:

  ----------------------------------------------------------------------------------------------------------------------------------
                 CURRENT ARTICLES OF INCORPORATION                                             PROPOSED REVISIONS
  ----------------------------------------------------------------------------------------------------------------------------------
     (Purpose)                                                        (Purpose)
     Article 3     The Company aims to engage in the following        Article 3     The Company aims to engage in the following
                   businesses.                                                      businesses.
     Provisions 1. to 7. omitted.                                     Provisions 1. to 7. (unchanged)
     8....all operations that are supplementary or related to         8....direct marketing through the Internet, facsimile, and
     --                                                               ----------------------------------------------------------
     the above.                                                       telephone, etc.
                                                                      ---------------
                                                                      9. all operations that are supplementary or related to the
                                                                      ---
                                                                      above.

  ----------------------------------------------------------------------------------------------------------------------------------
     (Total number of shares to be issued; types of share             (Total number of shares to be issued; types of share
     certificates)                                                    certificates)
     Article 5   The total number of shares to be issued by           Article 5
		 the Company is one billion (1,000,000,000). 		    1.  The total number of shares to be issued by the
                                --------------------------                      Company is nine hundred and ninety-three million
                 If some shares are cancelled, the number of                               -------------------------------------
                 shares cancelled shall be deducted from the                    (993,000,000). If some shares are cancelled, the
                 total number of shares issued. The types of                    ------------
                 share certificates to be issued by the                         number of shares cancelled shall be deducted from
                 Company shall be decided in accordance with                    the total number of shares issued.
                 Share Handling Regulations to be                           2.  The types of share certificates to be issued by the
                 established by the Board of Directors.                         Company shall be decided in accordance with Share
                                                                                Handling Regulations to be established by the Board
                                                                                of Directors.

  ----------------------------------------------------------------------------------------------------------------------------------

     (Number of shares per unit (tan-i))                              (Number of shares per unit (tan-gen)
     Article 6   The number of shares per unit (tan-gen) of           Article 6
                 the Company shall be one thousand (1,000).                 1.  The number of shares per unit (tan-gen) of the
                 The Company shall not issue securities in                      Company shall be one thousand (1,000).
                 amounts less than one unit, although the                   2.  The Company shall not issue securities in amounts
                 Share Handling Regulations will not                            less than one unit, although the Share Handling
                 necessarily stipulate this.                                    Regulations will not necessarily stipulate this.

  ----------------------------------------------------------------------------------------------------------------------------------
     (New)                                                            (Increased purchases of shares in less than one unit)
                                                                      -----------------------------------------------------
                                                                      Article 7 Under the Share Handling Regulations, the
                                                                      ---------------------------------------------------
                                                                                Company can demand that shareholders (including
                                                                                -----------------------------------------------
                                                                                de facto shareholders, the same applies hereinafter)
                                                                                ----------------------------------------------------
                                                                                with stakes of less than one unit in the Company
                                                                                ------------------------------------------------
                                                                                sell their holdings to transform holdings less
                                                                                ----------------------------------------------
                                                                                than one unit into one unit.
                                                                                ----------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------
                 CURRENT ARTICLES OF INCORPORATION                                            PROPOSED REVISIONS
  ----------------------------------------------------------------------------------------------------------------------------------
     (Transfer agent)                                                (Transfer agent)
     Article 7   The Company shall have a transfer agent for          Article 8
             -   the handling of its shares.                                  -
                 The transfer agent and its place of business                 1.  The Company shall have a transfer agent for the
                 shall be decided by resolution of the Board                       handling of its shares.
                 of Directors and announced publicly.                         2.  The transfer agent and its place of business shall
                 The list of the Company's shareholders                           be decided by resolution of the Board of Directors
                 (includes the list of de facto shareholders;                     and announced publicly.
                 the same applies hereinafter) shall be kept                  3.  The list of the Company's shareholders (includes
                 at the place of business of the transfer                         the list of de facto shareholders; the same
                 agent. The transfer agent shall be made to                       applies hereinafter) and stock lapse register
                 handle all the businesses relating to the                                             ------------------------
                 Company's shares, such as the transfer of                        shall be kept at the place of business of the
                 shares and the purchase of quantities of less                    transfer agent. The transfer agent shall be made
                 than one unit (tan-gen) of shares: the                           to handle all the businesses relating to the
                 Company shall not involve itself in any of                       Company's shares, such as the transfer of shares
                 the said businesses.                                             and the purchase or increased purchase of
                                                                                                   ---------------------
                                                                                  quantities of less than one unit (tan-gen) of
                                                                                  shares: the Company shall not involve itself in
                                                                                  any of the said businesses.

  ----------------------------------------------------------------------------------------------------------------------------------
     (Share Handling Regulations)                                     (Share Handling Regulations)
     Article 8   The transfer of shares, the purchase of              Article 9   The transfer of shares, lapsed share registration
             -   quantities of less than one unit (tan-gen) of                -                           -------------------------
                 shares, and any other businesses relating to                     procedures, the purchase or increased purchase of
                 the Company's shares shall be handled in                         -----------              ---------------------
                 accordance with Share Handling Regulations to                    quantities of less than one unit (tan-gen) of
                 be established by the Board of Directors.                        shares, and any other businesses relating to the
                                                                                  Company's shares shall be handled in accordance
                                                                                  with Share Handling Regulations to be established
                                                                                  by the Board of Directors.
  ----------------------------------------------------------------------------------------------------------------------------------
     (Basic date)                                                     (Basic date)
     Article 9   In each accounting period, the Company shall         Article 10
             -   deem the shareholders that are registered or                 --
                 recorded in the final list of shareholders                   1.  In each accounting period, the Company shall deem
                 (includes de facto shareholders; the same                        the shareholders that are registered or recorded
                 applies hereinafter) to be the shareholders                      in the final list of shareholders (includes de
                 that can exercise their rights at the                            facto shareholders; the same applies hereinafter)
                 ordinary general meeting of shareholders for                     to be the shareholders that can exercise their
                 the accounting period.                                           rights at the ordinary general meeting of
                 Notwithstanding the preceding paragraph, the                     shareholders for the accounting period.
                 Board of Directors may, if necessary, resolve                2.  Notwithstanding the preceding paragraph, the Board
                 to deem the shareholders or pledgees that are                    of Directors may, if necessary, resolve to deem
                 registered or announced previously to be the                     the shareholders or pledgees that are registered
                 shareholders or recorded in the list of                          or announced previously to be the shareholders or
                 shareholders as of a specific date set and                       recorded in the list of shareholders as of a
                 announced previously to be the shareholders                      specific date set and announced previously to be
                 or pledgees that can exercise their rights.                      the shareholders or pledgees that can exercise
                                                                                  their rights.
  ----------------------------------------------------------------------------------------------------------------------------------
     (Shareholders' Meeting)                                          (Shareholders' Meeting)
     Article 10  Regular general meetings of shareholders             Article 11
             --  shall be held in June every year, while                      --
                 extraordinary shareholder meetings shall be                  1.  Regular general meetings of shareholders shall be
                 held as required. The president shall convene                    held in June every year, while extraordinary
                 the annual general meeting of shareholders in                    shareholder meetings shall be held as required.
                 line with a resolution of the Board of                       2.  The president shall convene the annual general
                 Directors. If the president suffers an                           meeting of shareholders in line with a resolution
                 accident, other directors will convene the                       of the Board of Directors.
                 gathering in a previously determined rank.                   3.  If the president suffers an accident, other
                                                                                  directors will convene the gathering in a
                                                                                  previously determined rank.
  ----------------------------------------------------------------------------------------------------------------------------------
     (Exercise of voting rights by proxy)                             (Exercise of voting rights by proxy)
     Article 11  Any of the shareholders may exercise his             Article 12
             --  voting rights by means of a proxy who is also                --
                 a shareholder of the Company. The said                       1.  Any of the shareholders may exercise his voting
                 shareholder or proxy must submit a power of                      rights by means of a proxy who is also a
                 attorney to vote to the Company.                                 shareholder of the Company.
                                                                              2.  The said shareholder or proxy must submit a power
                                                                                  of attorney to vote to the Company.
  ----------------------------------------------------------------------------------------------------------------------------------
     Article 12                                                       Article 13
             --                                                               --
     -- Provisions omitted --                                         (Unchanged)
     ------------------------
  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------
                 CURRENT ARTICLES OF INCORPORATION                                            PROPOSED REVISIONS
  ----------------------------------------------------------------------------------------------------------------------------------
     Article 13  Method of resolutions                                Article 14  Method of resolutions
             --  Resolutions of the general meeting of                        --
                 shareholders shall, except where otherwise                   1.  Resolutions of the general meeting of shareholders
                 provided by law or in the Articles of                            shall, except where otherwise provided by law or
                 Incorporation, require a simple majority of                      in the Articles of Incorporation, require a simple
                 shareholders attending to pass.                                  majority of shareholders attending to pass.

                 (New)                                                        2.  Under the special resolutions determined under
                                                                                  ----------------------------------------------
                                                                                  Article 343 of the Commercial Code, annual general
                                                                                  --------------------------------------------------
                                                                                  meetings of shareholders shall require the
                                                                                  ------------------------------------------
                                                                                  attendance of shareholders representing one-third
                                                                                  -------------------------------------------------
                                                                                  of voting rights for a quorum and representing at
                                                                                  -------------------------------------------------
                                                                                  least two-thirds to vote on resolutions.
                                                                                  ----------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------
     Articles 14 and 15                                               Articles 15 and 16
              --     --                                                        --     --
     -- Provisions omitted --                                         (Unchanged)
  ----------------------------------------------------------------------------------------------------------------------------------
     (Election of directors)                                          (Election of directors)
     Article 16  Directors shall be elected at a general              Article 17
             --  meeting of shareholders. Resolution for the                  --
                 election mentioned above shall be adopted by                 1.  Directors shall be elected at a general meeting of
                 a majority vote of the shareholders present                      shareholders.
                 at the meeting who hold voting rights                        2.  Resolution for the election mentioned above shall
                 representing not less than one-third of the                      be adopted by a majority vote of the shareholders
                 voting rights of all shareholders. Cumulative                    present at the meeting who hold voting rights
                 voting shall not be used in the election of                      representing not less than one-third of the voting
                 directors.                                                       rights of all shareholders.
                                                                              3.  Cumulative voting shall not be used in the
                                                                                  election of directors.

  ----------------------------------------------------------------------------------------------------------------------------------
     Articles 17 and 18                                               Articles 18 and 19
              --     --                                                        --     --
     -- Provisions omitted --                                         (Unchanged)
  ----------------------------------------------------------------------------------------------------------------------------------
     (Directors with roles and representative directors)              (Directors with roles and representative directors)
     Article 19  Upon a resolution, the Board of Directors            Article 20
             --  can appoint from among its number one chairman,              --
                 one president, vice presidents, senior                       1.  Upon a resolution, the Board of Directors can
                 managing directors, and managing directors.                      appoint from among its number one chairman, one
                 Upon a resolution, the Board of Directors                        president, vice presidents, senior managing
                 shall choose the representative directors.                       directors, and managing directors.
                                                                              2.  Upon a resolution, the Board of Directors shall
                                                                                  choose the representative directors.
  ----------------------------------------------------------------------------------------------------------------------------------
     (Convening meetings of the board of directors, chairman          (Convening meetings of the board of directors, chairman of the
     of the board, and resolutions)                                   board, and resolutions)
     Article 20  Except where otherwise determined under the          Article 21
             --  law, the board of directors shall make                       --
                 resolutions on material matters related to                   1.  Except where otherwise determined under the law,
                 the execution of operations. The chairman                        the board of directors shall make resolutions on
                 shall convene and chair board gatherings. If                     material matters related to the execution of
                 the chairman is absent or has suffered an                        operations.
                 accident, other directors will chair the                     2.  The chairman shall convene and chair board
                 gathering according to a previously                              gatherings. If the chairman is absent or has
                 determined rank. Notification of a board                         suffered an accident, other directors will chair
                 meeting to directors and auditors shall be                       the gathering according to a previously determined
                 three days prior to such a gathering.                            rank.
                 However, where all directors and auditors                    3.  Notification of a board meeting to directors and
                 otherwise agree the procedures for convening                     auditors shall be three days prior to such a
                 such meeting can be waived. Board resolutions                    gathering. However, where all directors and
                 shall require the attendance of half the                         auditors otherwise agree the procedures for
                 number of board members and a simple majority                    convening such meeting can be waived.
                 of the votes of those attending.                             4.  Board resolutions shall require the attendance of
                                                                                  half the number of board members and a simple
                                                                                  majority of the votes of those attending.
  ----------------------------------------------------------------------------------------------------------------------------------
     Articles 21 and 22                                               Articles 22 and 23
              --     --                                                        --     --
     -- Provisions omitted --                                         (Unchanged)
  ----------------------------------------------------------------------------------------------------------------------------------
     (Election of auditors)                                           (Election of auditors)
     Article 23  Auditors shall be elected at a general               Article 24
             --  meeting of shareholders.                                     --
                 Resolution for the election mentioned above                  1.  Auditors shall be elected at a general meeting of
                 shall be adopted by a majority vote of the                       shareholders.
                 shareholders present at the meeting who hold                 2.  Resolution for the election mentioned above shall
                 voting rights representing not less than                         be adopted by a majority vote of the shareholders
                 one-third of the voting rights of all                            present at the meeting who hold voting rights
                 shareholders.                                                    representing not less than one-third of the voting
                                                                                   rights of all shareholders.
  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------
                    CURRENT ARTICLES OF INCORPORATION                                           PROPOSED REVISIONS
  ----------------------------------------------------------------------------------------------------------------------------------
     (Meetings and resolutions of auditors)                                (Meetings and resolutions of auditors)
     Article 24 Auditors shall be appointed for three years until          Article 25 Auditors shall be appointed for four years
             --                                 -----                              --                                 ----
                the date of annual general meeting of shareholders                    until the date of annual general meeting of
                in their final year. However, the term for auditors                   shareholders in their final year. However, the
                chosen on a supplementary basis shall be until the                    term for auditors chosen on a supplementary
                end of the term of the auditors that they have                        basis shall be until the end of the term of
                replaced.                                                             the auditors that they have replaced.

  ----------------------------------------------------------------------------------------------------------------------------------
     Article 25                                                            Article 26
             --                                                                    --
     -- Provisions omitted --                                              (Unchanged)
    --------------------------------------------------------------------------------------------------------------------------------
     (Convening meetings of auditors and resolutions)                      (Convening meetings of auditors and resolutions)
     Article 26 Except where otherwise determined under the law,           Article 27
             -- auditors shall make resolutions on matters related                 --
                to auditing policies, operations, and techniques                1.    Except where otherwise determined under the
                for assessing the Company's financial assets, as                      law, auditors shall make resolutions on
                well as other areas related to the work of                            matters related to auditing policies,
                auditors. The board of auditors shall convene                         operations, and techniques for assessing the
                gatherings of auditors. Notification of an auditor                    Company's financial assets, as well as other
                meeting to auditors shall be three days prior to                      areas related to the work of auditors.
                such a gathering. However, where all auditors                   2.    The board of auditors shall convene gatherings
                otherwise agree the procedures for convening such                     of auditors.
                meeting can be waived. Unless otherwise determined              3.    Notification of an auditor meeting to auditors
                under law, resolutions shall require the vote of                      shall be three days prior to such a gathering.
                half the number of auditors.                                          However, where all auditors otherwise agree
                                                                                      the procedures for convening such meeting can
                                                                                      be waived.
                                                                                4.    Unless otherwise determined under law,
                                                                                      resolutions shall require the vote of half
                                                                                      the number of auditors.
  ----------------------------------------------------------------------------------------------------------------------------------
     Articles 27 to 32                                                     Articles 28 to 33
     -----------------                                                     -----------------
     -- Provisions omitted --                                              (Unchanged)
  ----------------------------------------------------------------------------------------------------------------------------------
     (Dividend calculation date)                                           This article shall be deleted.
     Article 33  Upon a request for the conversion of convertible
             --  ------------------------------------------------
                bonds, earnings dividends and interim dividends
                -----------------------------------------------
                shall be paid from October 1 through March 31 of
                ------------------------------------------------
                the following year for shareholders of record as of
                ---------------------------------------------------
                April 1 through September 30. The conversion shall
                --------------------------------------------------
                be deemed that of the date in which the conversion
                --------------------------------------------------
                was requested.
                --------------

  ----------------------------------------------------------------------------------------------------------------------------------

AGENDA 4:  Election of three (3) directors
     The Company seeks the election of three candidate directors to expand the board by that number and reinforce top management.

  The candidates for directorships are as follows:

--------------------------------------------------------------------------------------------------------------------
Candidate                  Name                             Brief personal history                         No. of
  number             (Date of birth)                                                                      Company's
                                                                                                         shares held
--------------------------------------------------------------------------------------------------------------------
                                           April 1973     Entered the Company
    1                  Shiroh Kondoh       April 1995     Head of 1st Design Office, DEP Division,          3,000
                     (October 7, 1949)                    Imaging System Business Group
                                           April 1998     General Manager, Printer & System Business
                                                          Division, Imaging System Business Group
                                           July 1999      Deputy General Manager, Imaging System
                                                          Business Group
                                           June 2000      Senior Vice President of the Company
                                           June 2000      General Manager, Imaging System Business
                                                          Group (to date)
                                           June 2002      Executive Vice President of the Company
                                                          (to date)
--------------------------------------------------------------------------------------------------------------------

                                           April 1972     Entered the Company
    2                   Kazuo Togashi      November 1992  President, Ricoh Espana S.A.                      2,000
                     (November 28, 1949)   April 1998     President, Ricoh Europe B.V.
                                           June 2000      Group Executive Officer
                                           April 2002     Chairman, Ricoh Europe B.V. (to date)
                                           April 2002     Chairman, NRG Group Plc (to date)
                                           June 2002      Executive Vice President of the Company (to
                                                          date)
--------------------------------------------------------------------------------------------------------------------

                                           April 1971     Entered the Company
    3                  Kazunori Azuma      January 1991   Software Group Leader, Marketing Group            3,000
                     (February 11, 1949)   October 1994   President, Ricoh Hokkaido Co., Ltd.
                                           April 1998     Deputy General Manager, System Solution
                                                          Division, Marketing Group
                                           June 2000      Executive officer
                                           October 2000   Group Executive Officer (to date)
                                           October 2000   President, Ricoh Technosystems Co., Ltd.
                                                          (to date)

--------------------------------------------------------------------------------------------------------------------

Notes:
1. None of the above candidates have any special interests in the Company.

AGENDA 5:  Election of two (2) corporate auditors
        The terms of office of corporate auditors Hideyuki Takamatsu and Kenji Matsuishi expire at the end of the general meeting of shareholders, and the Company requests their reappointment at this gathering.
        The board of corporate auditors has agreed to these nominations.

  The corporate auditor candidates are as follows:

--------------------------------------------------------------------------------------------------------
 Candidate             Name                       Brief personal history                    No. of
  number           (Date of birth)                                                         Company's
                                                                                          shares held
--------------------------------------------------------------------------------------------------------
                                        April 1966     Entered the Company
    1            Hideyuki Takamatsu     April 1987     General Manager, Accounting           3,000
                  (May 21, 1942)                       Department, Finance and
                                                       Accounting Division
                                        October 1991   Manager, Imaging Business
                                                       Planning Office, Reprographic
                                                       Products Division RP
                                        November 1995  Managing Director, San-ai Co.,
                                                       Ltd.
                                        December 1997  Senior Managing Director,
                                                       San-ai Co., Ltd.
                                        June 2000      Corporate auditor of the
                                                       Company (to date)
--------------------------------------------------------------------------------------------------------

                                        April 1965     Completed apprenticeship at the
    2            Kenji Matsuishi                       Legal Research and Training           2,000
                 (July 24, 1937)                       Institute
                                        April 1965     Registered as lawyer
                                        April 1965     Entered Takano & Higuchi Law
                                                       Office
                                        February 1972  Head of Matsuishi Law Office
                                                       (to date)
                                        June 1994      Corporate auditor of the
                                                       Company (to date)
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

Notes:
1. None of the above candidates have any special interests in the Company.
2. Kenji Matsuishi is a candidate for outside auditor based on Law No. 18-1 Concerning the Special Measures Applicable to Auditing Practices as Provided in the Commercial Code.

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